UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No. 1

Under the Securities Exchange Act of 1934

AGENUS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00847G705
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 725,000
	6	SHARED VOTING POWER 11,127,372
	7	SOLE DISPOSITIVE POWER 725,000
	8	SHARED DISPOSITIVE POWER 11,127,372

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,852,372
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.23% *
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	This percentage is based on a total of 190,149,301 shares of common stock outstanding, as of November 5, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,878,701
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,878,701

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,878,701
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.14% *
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	This percentage is based on a total of 190,149,301 shares of common stock outstanding, as of November 5, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,118,201
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,118,201

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,118,201
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.59% *
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	This percentage is based on a total of 190,149,301 shares of common stock outstanding, as of November 5, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,790,470
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,790,470

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,790,470
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.94% *
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	This percentage is based on a total of 190,149,301 shares of common stock outstanding, as of November 5, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,787,372
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,787,372

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,787,372
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.67% *
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	This percentage is based on a total of 190,149,301 shares of common stock outstanding, as of November 5, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,065,372
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,065,372

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,065,372
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	This percentage is based on a total of 190,149,301 shares of common stock outstanding, as of November 5, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 278,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 278,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.15% *
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	This percentage is based on a total of 190,149,301 shares of common stock outstanding, as of November 5, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 62,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 62,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.03% *
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	This percentage is based on a total of 190,149,301 shares of common stock outstanding, as of November 5, 2020, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2020.

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the Common Stock, par value $0.001 (“Common Stock”) of Agenus Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13G filed on July 22, 2020, (as so amended, the “Schedule 13G”), in accordance with the annual amendment requirements. This Amendment No. 1 is being filed on behalf of Oracle Partners, LP, a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund, LP, a Delaware limited partnership (“Oracle Ten Fund”), Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners” and, collectively with Oracle Partners and Oracle Ten Fund, the “Oracle Partnerships”), Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of the Oracle Partnerships (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to the Oracle Partnerships and the plan administrator to the Retirement Plan (the “Investment Manager”), The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), and Larry N. Feinberg, the managing member of Oracle Associates, the sole shareholder, director and president of the Investment Manager and the trustee of the Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4.	Ownership:

A.	Larry N. Feinberg

(a)	Amount beneficially owned: 11,852,372
(b)	Percent of class: 6.23%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 725,000
(ii)	Shared power to vote or direct the vote: 11,127,372
(iii)	Sole power to dispose or direct the disposition: 725,000
(iv)	Shared power to dispose or direct the disposition: 11,127,372

B.	Oracle Partners, L.P.

(a)	Amount beneficially owned: 7,878,701
(b)	Percent of class: 4.14%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,878,701
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 7,878,701

C.	Oracle Institutional Partners, L.P.

(a)	Amount beneficially owned: 1,118,201
(b)	Percent of class: 0.59%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 1,118,201
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,118,201

D.	Oracle Ten Fund, L.P.

(a)	Amount beneficially owned: 1,790,470
(b)	Percent of class: 0.94%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 1,790,470
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 1,790,470

E.	Oracle Associates, LLC

(a)	Amount beneficially owned: 10,787,372
(b)	Percent of class: 5.67%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 10,787,372
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 10,787,372

F.	Oracle Investment Management, Inc.

(a)	Amount beneficially owned: 11,065,372
(b)	Percent of class: 5.82%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 11,065,372
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 11,065,372

G.	Oracle Investment Management, Inc. Employees’ Retirement Plan

(a)	Amount beneficially owned: 278,000
(b)	Percent of class: 0.15%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 278,000
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 278,000

H.	The Feinberg Family Foundation

(a)	Amount beneficially owned: 62,000
(b)	Percent of class: 0.03%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 62,000
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 62,000

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually

ORACLE PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member ORACLE TEN FUND, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By: /s/ Larry N. Feinberg
Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By: /s/ Larry N. Feinberg
Larry N. Feinberg, President

ORACLE INVESTMENT MANAGEMENT, INC.
EMPLOYEES’ RETIREMENT PLAN

By: /s/ Larry N. Feinberg
Larry N. Feinberg, Trustee

THE FEINBERG FAMILY FOUNDATION

By: /s/ Larry N. Feinberg
Larry N. Feinberg, Trustee